UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

362274 10 2

(CUSIP Number)

Martin S. Friedman

2107 Wilson Blvd., Suite 400

Arlington, VA 22201

Telephone: (703) 875-8374

With a copy to:

Donald R. Readlinger, Esquire

Pepper Hamilton LLP

Suite 400

301 Carnegie Center

Princeton, NJ 08543-5276

(609) 452-0808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. FJ Capital Long/Short Equity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% based on 1,269,307 shares outstanding as of May 15, 2009
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,335 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 74,335 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,335 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% based on 1,269,307 shares outstanding as of May 15, 2009 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 51,700 shares held by FJ Capital Long/Short Equity Fund LLC with respect to which Mr. Friedman, as managing member, indirectly has sole voting and dispositive power.

Page 4 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Schedule”) previously filed with the Securities and Exchange Commission (“SEC”) on behalf of FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman (collectively the “Reporting Persons”) on November 5, 2008, as amended by a Statement on Schedule 13D filed on behalf of the Reporting Persons, Donald C. Scott, Riggs Qualified Partners, LLC and Philip J. Timyan (collectively with the Reporting Persons, the “Joint Filing Reporting Persons”), with the SEC on February 23, 2009 (the “Joint Filing Schedule”), as amended by Amendment No. 1 (the “Joint Filing Amendment”) thereto as filed with the SEC on April 7, 2009, with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of GS Financial Corp. (the “Company”). This Amendment No. 3 speaks only as of its date. The Schedule, as amended by Amendment No. 1, the Joint Filing Schedule and the Joint Filing Amendment, is further amended only to the extent set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Joint Filing Reporting Persons entered into an oral agreement on February 19, 2009 pursuant to which they agreed to nominate Donald C. Scott, Philip J. Timyan and Martin S. Friedman for election to the Company’s board of directors and, with the advice of prior counsel regarding regulatory and securities matters, filed the Joint Filing Schedule with the Securities and Exchange Commission.

In April 2009, the Joint Filing Reporting Persons became aware that the February 2009 oral agreement may have required a regulatory filing to be made with the Office of Thrift Supervision (“OTS”). The Joint Filing Reporting Persons promptly terminated the February 2009 oral agreement and, then with prior counsel, filed the Joint Filing Amendment. At the time of the Joint Filing Amendment, the Joint Filing Reporting Persons other than Mr. Scott also entered into a Shareholder Agreement with the Company and its subsidiary, Guaranty Savings Bank (the “Bank”), pursuant to which, among other things, the Company agreed to appoint Mr. Friedman as a director of the Company.

On July 10, 2009, the OTS sent the Joint Filing Reporting Persons an informal letter regarding the OTS required regulatory filings. The Reporting Persons have determined that the most efficient course of action at this time is to amend their plans with respect to the Company and the Common Stock. Accordingly, the Reporting Persons may dispose of shares of Common Stock and seek to amend the Shareholder Agreement to the extent appropriate to address the matters raised by the OTS. The Reporting Persons intend to discuss with the OTS the manner and timing of any such dispositions, and the nature of any such amendment. Mr. Friedman resigned his position as a director of the Company on July 13, 2009. To the knowledge of the Reporting Persons, other of the Joint Filing Reporting Persons may also dispose of shares of Common Stock and seek to amend the Shareholder Agreement to the extent appropriate to address the matters raised by the OTS. It is anticipated that the Joint Filing Reporting Persons will dispose of Common Stock in such amounts so that the Common Stock beneficially owned by the Joint Filing Reporting Persons, in the aggregate, will be reduced to less than 10% of the outstanding Common Stock.

The referenced OTS letter does not represent a formal enforcement action on the part of the OTS. After the matters raised by the OTS have been addressed, subject to compliance with all pertinent OTS notices and approvals, each of the Joint Filing Reporting Persons will be free to acquire additional shares of Common Stock, and to seek and obtain representation on the board of directors of the Company and the Bank.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

(a)

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are set forth on the cover page, and such information is incorporated herein by reference.

Page 5 of 7 Pages

The Reporting Persons may be deemed to be part of a group comprised of some or all of the Joint Filing Reporting Persons by virtue of the Shareholder Agreement or their efforts to address the matters raised by the OTS. The Reporting Persons do not affirm the existence of such a group and hereby expressly disclaim membership in any such group. Further, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by any of the other Joint Filing Reporting Persons.

To the knowledge of the Reporting Persons, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the other Joint Filing Reporting Persons is as follows. The percentages are based on upon 1,269,307 outstanding shares of Common Stock as of May 15, 2009.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Donald C. Scott (1)	66,869	5.3%
Riggs Qualified Partners, LLC (2)	102,221	8.1%
Philip J. Timyan (3)	125,071	9.9%

______________________________________________

(1)

Includes 700 shares held by Mr. Scott’s spouse, with respect to which Mr. Scott has shared voting and dispositive power.

(2)

Mr. Timyan, as managing member of Riggs Qualified Partners, LLC, indirectly has sole voting and dispositive power with respect to the shares held by Riggs Qualified Partners, LLC.

(3)

Includes 102,221 shares held by Riggs Qualified Partners, LLC with respect to which Mr. Timyan, as managing member, indirectly has sole voting and dispositive power, and 17,850 shares held by RAM T, L.P. with respect to which Mr. Timyan shares dispositive power.

(b)

The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

The information set forth in paragraph (a) of this Item 6 is incorporated herein by reference. Except as set forth in paragraph (a) of this Item 6, to the knowledge of the Reporting Persons, each of the other Joint Filing Reporting Persons has sole voting and dispositive power with respect to his or its shares of Common Stock.

(c)

Except for two purchases by Mr. Friedman, a purchase of 883 shares of Common Stock for $14.00 per share on May 7, 2009, and a purchase of 300 shares of Common Stock for $13.50 per share on May 27, 2009, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days. To the knowledge of the Reporting Persons, the other Joint Filing Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Information regarding the efforts of the Joint Filing Reporting Persons, including the Reporting Persons, to address the matters raised by the OTS, including the potential amendment of the Shareholder Agreement, is included in Item 4 and such information is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add Exhibit 1 attached hereto, a Joint Filing Agreement between the Reporting Persons.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FJ Capital Long/Short Equity Fund LLC

Dated: July 20, 2009	By:	Martin S. Friedman
	Name:	Martin S. Friedman
	Its:	Managing Member

Dated: July 20, 2009	Martin S. Friedman
Martin S. Friedman

Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned Reporting Persons acknowledge and agree that the foregoing statement is filed on behalf of each of them, and that all subsequent amendments to the foregoing statement may be filed on behalf of each of the undersigned Reporting Persons without the necessity of filing additional joint filing agreements. The undersigned Reporting Persons acknowledge that each is responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent he or it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

FJ Capital Long/Short Equity Fund LLC

Dated: July 20, 2009	By:	Martin S. Friedman
	Name:	Martin S. Friedman
	Its:	Managing Member

Dated: July 20, 2009	Martin S. Friedman
Martin S. Friedman